December 4, 2009

Via Edgar

Mr. Jeffrey Jaramillo

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington D.C., 20549-0305

U.S.A.

Re:	Kyocera Corporation

Form 20-F for the Fiscal Year ended March 31, 2009

Filed June 30, 2009

File No. 001-07952

Dear Mr. Jaramillo:

In response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated November 5, 2009, with respect to Form 20-F of Kyocera Corporation (“Kyocera”) for the year ended March 31, 2009, we provide the following responses. For your convenience, we have included below the text of each of the Staff’s comments and have set forth our response below such text.

Form 20-F for the Fiscal Year ended March 31, 2009

Item 18. Financial Statements- page 102

Note 1. Accounting Policies, page F-9

Revenue Recognition, page F-9

1.	Please refer to prior comment 3. We note your response to our comment, specifically the discussion of the revenue recognition policy of the Information Equipment Group. We see that you recognize revenue from sales-type leases “upon completion of installation”. Please describe for us why installation only impacts the recognition of revenue for sales- type lease and not to transactions with distributors or other end users. Please discuss how prevalent and material the contracts that involve installation are for your Information Equipment Group. Describe whether you have accounted for these transactions as multiple-element revenue arrangements under FASB ASC 605-25 (formerly EITF 00-21).

Response:

Total revenues in our Information Equipment Group segment was JPY 229,297 million for the year ended March 31, 2009. Of this amount, revenues from sales to distributors comprises approximately 77% of segment revenues, or JPY 176,559 million. The aggregate revenues from sales directly to end users, which include both ordinary sales and sale-type lease transactions was approximately 23% of total segment revenue, or JPY 52,738 million. The fees for installation services are on average approximately 5%, or less of the price of the information equipment or a maximum amount of JPY 2,637 million, which is less than 0.23% of our consolidated revenue for the year ended March 31, 2009. Accordingly, we do not regard contracts involving installation as prevalent or material to our Information Equipment Group or Kyocera.

Although not material, installation has some impacts on our revenue recognition. In our Information Equipment Group, there are primarily three types of sales transactions: 1) sales to distributors; 2) sales directly to end users, other than sales-type leases; and 3) sales directly to end users under sales-type leases. Therefore, we would like to clarify to the Staff how installation impacts revenue recognition by each type of sale transaction, and how we account for the transactions involving installation services as follows:

1) Sales to distributors:

In transactions with distributors, we sell our information equipment to distributors. Installation services are provided by the distributors to their end user customers and not by Kyocera. Therefore, installation services provided by the distributors do not have an impact on our recognition of revenue for our transactions with distributors.

2) Sales directly to end users, other than sales-type leases:

In transactions with end users, other than sale-type leases, we separately indicate the price of the information equipment and the fee for installation services in our brochures, therefore, the customer can purchase only the information equipment or both information equipment and installation services. If the information equipment sold is small-sized and its functions are relatively simple, such as a desk-top printer, customers tend to purchase the information equipment without installation services because the installation can be performed by the end users themselves or minor setup can be made by us prior to shipment. In such cases, installation services do not form part of the transaction and do not have any impact on our recognition of revenue.

If, for example, the information equipment sold requires connection to a customer’s network, the customers may purchase our installation services in addition to the information equipment. Customers enter into separate purchase orders for the information equipment and the installation services according to their needs and circumstances. The installation services are not considered essential to the functionality of the information equipment as the information equipment comprises standard products and installation services do not alter the information equipment capabilities. Further, there are other third party vendors that are available to perform the installation services. However, because payment for the information equipment and the installation services are not made until after the installation occurs, the installation services are not considered inconsequential or perfunctory. Accordingly, the sale of the information equipment and the installation services would be accounted for as separate deliverables under FASB ASC 605-25.

Our installation services are typically performed within several hours after delivery of the information equipment. Customer acceptance of the information equipment is made after the completion of the installation services. Accordingly, revenue for both deliverables is recognized upon receipt of customer acceptance, which ordinarily occurs on the same day and within the same accounting period as delivery and installation.

3) Sales directly to end users under sales-type leases:

In transactions with end users under sales-type leases, customers can also purchase information equipment with or without installation services as noted above. The terms and conditions of customer acceptance are the same as transactions with end users, other than sale-type leases described above. Under transactions involving sales-type leases and installation services, we normally agree with the customers that the consideration for the information equipment is included in the customers’ lease payment, however, the fee for installation services is not included in the lease payment, but is paid in a lump sum payment after the completion of installation. Pursuant to ASC 605-25, the consideration resulting from the arrangement is divided between the ASC 840 deliverables, the leased information equipment, and the non-ASC 840 deliverables, the installation services, based on the best estimate of their fair values. As noted above, the price for the information equipment and installation services are separately listed and there are third parties within the market. Accordingly, there is objective and reliable evidence of the fair value of the two elements. Similar to above, our agreements indicate that customer acceptance occurs after the completion of installation services. Our installation services are typically performed within several hours after delivery of the information equipment. Accordingly, revenue or the manufacturer’s profit from sales-type lease transactions with end users and revenues from installation services are recognized upon the completion of installation when all acceptance criteria have been met.

2.	We note from your response to our prior comment 3 that sales related to the installation of solar power generating systems to end users are arrangements with multiple elements. Please describe for us how you accounted for each element in these multiple element arrangements, supported with the authoritative US GAAP literature used in your accounting for these transactions.

Response:

We would like to further clarify our prior response to comment 3 in regards to the sale of solar power generating systems (“the solar systems”) to end users. The authoritative US GAAP literature used in our accounting for sales of the solar systems to end users, involving installation is FASB ASC 605-25.

We evaluate the following three conditions in determining whether separate units of accounting exist in these transactions:

1. Do the delivered items have standalone value to the customers?

2. Is there objective and reliable evidence of the fair value of the undelivered items?

3. If the arrangement includes a general right of return relative to the delivered items, is delivery of the undelivered item probable and substantially controlled by the vendor?

Please note that the sale of solar systems for personal home end users are sold by us to distributors. The distributors then resell these solar systems to the personal home end user and provide the customer with installation. As the installation is provided by the distributor, there is no impact on our revenue recognition related to these transactions.

Revenues from our sales of solar systems to commercial end users include the sale of the solar systems and its installation. Commercial end users are usually large customers, such as government offices which operate water and sewerage systems, or corporate customers, which operate large shopping malls, buildings or restaurants. In transactions with these customers, we enter into two separate contracts. The prices of the solar system and the terms and conditions for its installations are fixed and agreed under each separate contract. Commercial end users also have the option only to purchase the solar system from us and engage a vendor other than us to install the solar system. However, as installation of the solar system provided to such large customers normally takes several weeks to complete due to customization according to the size and structure of the customers’ building and because the warranty is usually void if installation is performed by third parties, customers almost always purchase the solar system and enter into an installation contract with us. At the completion of the installation, customer acceptance includes a performance test to confirm that the solar system can produce certified electric power. The customers have a general right of return of the solar system and do not accept it without such performance test. In addition, the customers will not make payments for both the solar system and its installation without the completion of such performance test.

Based on the evaluation of the above circumstances, the criteria for separation under FASB ASC 605-25 is not met because the solar systems require customization by us according to the size and structure of the customers’ building in order to have value to the customer. Our arrangements also indicate that customer acceptance does not occur until we test and verify the system produces certified electric power as noted above. Accordingly, the solar systems and the installation services are accounted for as one unit of accounting. Revenue is recognized after customer acceptance.

3.	In this regard, we see that you intend to enhance your revenue recognition policy in future filings. Please provide us with a copy of your proposed revised disclosures, which includes the discussion of the revenue recognition policies similar to what you have provided in your response to our prior comment 3.

Response:

In future filings, we will enhance our disclosure of our revenue recognition policy to be included in the Notes to the Consolidated Financial Statements as follows:

Revenue Recognition:

Kyocera generates revenue principally through the sale of industrial components and telecommunications and information equipment. Kyocera consists of seven reporting segments, including Fine Ceramic Parts Group, Semiconductor Parts Group, Applied Ceramic Products Group, Electronic Device Group, Telecommunications Equipment Group, Information Equipment Group and Others.

Kyocera recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, and title and risk of loss have been transferred to the customer or services have been rendered, the sales price is fixed or determinable, and collectability is reasonably assured in accordance with Accounting Standards Codification 605, Revenue Recognition (“ASC 605”). Sales to customers in each of the above segments are based on the specific terms and conditions contained in basic contracts with customers and firm customer orders which detail the price, quantity and timing of the transfer of ownership (such as risk of loss and transfer of title) of the products.

For most customer orders, the transfer of ownership and revenue recognition occurs at the time of shipment of the products to the customer. For the remainder of customer orders, the transfer of ownership and revenue recognition occurs at the time of receipt of the products by the customer, with the exception of sales of solar power generating systems and information equipment directly to end users sold together with installation services.

The transfer of ownership and revenue recognition for sales of solar power generating systems and information equipment directly to end users sold together with installation services occurs at the completion of installation and customer acceptance, as we have no further obligations under the contracts and all revenue recognition criteria under ASC 605 have been met. When Kyocera provides a combination of products and services, the arrangement is evaluated under ASC 605-25, Customer Payments and incentives (formerly Emerging Issues Task Force (EITF) Issue 00-21, Revenue Arrangements with Multiple Deliverables).

In the Information Equipment Group, Kyocera enters into sales contracts and lease agreements ranging from one to seven years directly with end users. Sales contracts and lease agreements may include installation service and have customer acceptance clauses. For sales and sales-type lease agreements, revenue is recognized at the completion of installation and customer acceptance which usually occurs on the same business day as delivery. For sales-type leases, unearned income (which represents interest) is amortized over the lease term using the effective interest method in accordance with ASC 840, Leases (formerly FASB No. 13, Accounting for Leases).

For all sales in the above segments, product returns are only accepted if the products are determined to be defective. There are no price protection, stock rotation or returns provisions, except for certain programs in the Electronic Device Group as noted below.

Sales Incentives

In the Electronic Device Group, sales to independent electronic component distributors may be subject to various sale programs for which a provision for incentive programs is recorded as a reduction of revenue at the time of sale, as further described below in accordance with ASC 605-50 and Accounting Standards Codification 605-15, Products (“ASC 605-15”) (formerly FASB Statement No. 48, Revenue Recognition When Right of Return Exists).

Distributor Stock Rotation Program - Stock rotation is a program whereby distributors are allowed to return for credit, qualified inventory, semi-annually, equal to a certain percentage of the previous six months net sales. In accordance with ASC 605-15, an estimated sales allowance for stock rotation is recorded at the time of sale based on a percentage of distributor sales using historical trends, current pricing and volume information, other market specific information and input from sales, marketing and other key management. Kyocera believes that these procedures enable us to make reliable estimates of future returns under the stock rotation program. Our actual results approximate our estimates. When the products are returned and verified, the distributor is given credit against their accounts receivable.

Distributor Ship-from-Stock and Debit Program - Ship-from-Stock and Debit (“ship and debit”) is a program designed to assist distributors in meeting competitive prices in the marketplace on sales to their end customers. Ship and debit programs require a request from the distributor for a pricing adjustment for a specific part for a sale to the distributor’s end customer from the distributor’s stock. Ship and debit authorizations may cover current and future distributor activity for a specific part for a sale to their customer. In accordance with ASC 605, at the time we record the sales to the distributor, an allowance for the estimated future distributor activity related to such sales is provided since it is probable that such sales to distributors will result in ship and debit activity. In accordance with ASC 605-15, Kyocera records an estimated sales allowance based on sales during the period, credits issued to distributors, distributor inventory levels, historical trends, market conditions, pricing trends noted in direct sales activity with original equipment manufacturers and other customers, and input from sales, marketing and other key management. These procedures require the exercise of significant judgments. Kyocera believes that these procedures enable us to make reliable estimates of future credits under the ship and debit program. Our actual results approximate our estimates.

Sales Rebates

In the case of sales to distributors in the Applied Ceramic Products Group and Information Equipment Group, Kyocera provides cash rebates when predetermined sales targets are achieved during a certain period. Provisions for sales rebates are recorded as a reduction of revenue at the time of revenue recognition based on the best estimate of forecasted sales to each distributor in accordance with ASC 605-50 (formerly EITF 01-9, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products).

Sales returns

Kyocera records an estimated sales return allowance at the time of sales based on historical return experience.

Products warranty

Kyocera provides a standard one year manufacturer’s warranty on its products. For sales directly to end users in the Information Equipment Group, Kyocera offers extended warranty plans that may be purchased and that are renewable in one year incremental periods at the end of the warranty term. Service revenues are recognized over the term of the related service maintenance contracts in accordance with ASC 605-20, Services (formerly FASB Technical Bulletin 90-1, Accounting for Separately Priced Extended Warranty and Product Maintenance Contracts).

For after-service costs to be paid during warranty periods, Kyocera accrues a product warranty liability for claims under warranties relating to the products that have been sold. Kyocera records an estimated product warranty liability based on its historical repair experience.

Note 4. Investment in Debt and Equity Securities, Page F-21

4.	Please refer to prior comment 4. We note your response to our comment that the time deposits, certificates of deposits, long-term deposits and long-term loans are not within the scope of SFAS 115 and did not include them in the disclosures required by paragraphs l9 and 20. However, paragraph l7 of SFAS 115 requires that investments in available-for-sale securities and trading securities should be presented separately from similar assets that are measured using another measurement attribute. To clarify for investors in future filings, please revise to reconcile the amounts presented in your SFAS 115 disclosures to those amounts included within the related balance sheet captions. In this regard, a tabular presentation similar to that included in your response would be useful for investors to properly understand the account balances.

Response:

In future filings, based on paragraph 17 of SFAS 115, we will revise our disclosure of investments in the Consolidated Balance Sheets to present four separate line items: 1) “Investment in debt securities, current”; 2) “Investment in debt and equity securities, long term”, which are comprised of held-to-maturity and / or available-for-sale securities within the scope of SFAS 115; and 3) “Other short-term investments”, and 4) “Other long-term investments”, which are comprised of investments not within the scope of SFAS 115, such as time deposits, certificates of deposits, non-marketable equity securities and long-term loans:

In addition, we will prepare a footnote for the “Other short-term investments” and the “Other long-term investments” that discloses the components of these accounts as follows:

Note: Other investments

Kyocera held time deposits and certificates of deposits which were due over 3 months to original maturity, non-marketable equity securities and long-term loans. Carrying amounts of these investments as of March 31, 2008 and March 31, 2009 are summarized as follows:

	(Yen in millions and U.S. dollars in thousands) March 31,
	2008	2009	2009
	Carrying amount	Carrying amount	Carrying amount
Time deposits and certificates of deposits (due over 3 months)	¥162,514	¥211,206	$2,133,394
Non-marketable equity securities	5,606	6,058	61,192
Long-term loans	338	1,090	11,010

Total	¥168,458	¥218,354	$2,205,596

*        *        *        *        *

With respect to the comments of the Staff and the responses thereto of Kyocera set forth above, Kyocera acknowledges that:

•	Kyocera is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	Kyocera may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned, Shoichi Aoki, if you have any questions.

Sincerely,

/s/ Shoichi Aoki
Shoichi Aoki
Director, Managing Executive Officer and General Manager of Corporate Financial & Accounting Group (Principle Financial Officer)
Kyocera Corporation
Tel: +81-75-604-3500
Fax: +81-75-604-3557

CC:

Mr. Kevin Kuhar
Mr. Martin James
Division of Corporation Finance
Securities and Exchange Commission

Izumi Akai, Esq.
Sullivan & Cromwell LLP
Tel:	+81-3-3213-6145
Fax:	+81-3-3213-6470

Mr. Hirokaze Hanai
Partner, Kyoto Audit Corporation
Tel: +81-75-241-1901

Mr. Michael G. Smith
Partner, PricewaterhouseCoopers L.L.P.
Tel: +1-973-236-4833